Free Writing Prospectus

Filed on July 26, 2016 Pursuant to Rule 433

Registration Statement No. 333-212013

KIMBERLY-CLARK CORPORATION

$500,000,000 3.20% Notes due July 30, 2046

PRICING TERM SHEET

Dated July 26, 2016

Issuer:	Kimberly-Clark Corporation

Security Type:	Senior Notes

Offering Format:	SEC Registered

Principal Amount:	$500,000,000

Maturity Date:	July 30, 2046

Coupon:	3.20%

Interest Payment Dates:	Semi-annually on January 30 and July 30, commencing January 30, 2017

Interest Record Dates:	January 15 and July 15

Price to Public:	99.770% of the principal amount

Net Proceeds After Underwriting Discount and Before Other Expenses:	$494,475,000

Benchmark Treasury:	2.500% due February 2046

Benchmark Treasury Yield:	2.282%

Spread to Benchmark Treasury:	93 bps

Yield to Maturity:	3.212%

Optional Redemption:

Prior to January 30, 2046 (the “Par Call Date”), the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of the principal on the notes to be redeemed and interest thereon that would be due after the related redemption date if such notes matured on the Par Call Date (provided, however, that, if such redemption date is not an interest payment date with respect to such notes, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date) discounted, on a semi-annual basis, at the applicable treasury rate plus 15 basis points, plus, in each case, accrued and unpaid interest to the date of redemption.

On or after the Par Call Date, the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to 100% of principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption.

Change of Control:

Kimberly-Clark Corporation will be required to make an offer to repurchase the Notes at a price of 101% of the principal amount plus accrued and unpaid interest upon a Change of Control Repurchase Event.

Expected Settlement Date:	July 29, 2016 (T+3)

CUSIP:	494368 BV4

ISIN:	US494368BV45

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. RBC Capital Markets, LLC

The issuer has filed a registration statement (No. 333-212013) (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 866-471-2526, J.P. Morgan Securities LLC collect at 212-834-4533 or Morgan Stanley & Co. LLC toll-free at 866-718-1649.